EXHIBIT (a)(3)

FROM:                Claire H. Averett, Vice President, Human Resources
SUBJECT:          OFFER TO EXCHANGE OPTIONS
DATE:                September 17, 2001

IMPORTANT---PLEASE READ IMMEDIATELY AND TAKE ACTION BEFORE OCTOBER 16, 2001

          Nu Skin Enterprises, Inc. ("Nu Skin," also referenced herein as "we," "us" and "our") is pleased to announce that the Executive Compensation Committee of our Board of Directors has authorized Nu Skin to offer to all Eligible Optionholders (as defined below) who hold stock options with exercise prices of $10.00 per share or more the opportunity to exchange their outstanding stock options for new options exercisable at the fair market value of our Class A common stock on April 19, 2002. This offering covers shares issued under the Second Amended and Restated Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan (the "1996 Stock Plan"). We are making the offer upon the terms and conditions described in (i) the Offer to Exchange (as defined below), which contains both a summary of the terms of the offer, in a format of frequently asked questions, and a detailed discussion of the offer and its terms and conditions; (ii) this memorandum; (iii) the Election Form; (iv) the Notice to Change Election From Accept to Reject; and (v) the Promise to Grant Stock Options (which together, as they may be amended from time to time, constitute the "offer" or "program"). You should read these documents carefully in order to understand all of the terms of the offer. Terms used and not otherwise defined in this memorandum that are defined in the Offer to Exchange shall have the meanings set forth in the Offer to Exchange.

Background

          This offer provides an opportunity for us to offer you a valuable incentive to stay with Nu Skin and work to improve the operating performance of Nu Skin. We believe that one of the keys to our continued growth and success is the retention and motivation of our valued employees. We have issued options to you over the past few years to provide you with additional incentive to promote the success of our business and to participate in such success. These options also are intended to help encourage you to remain employed by Nu Skin. Unfortunately, as a result of many factors, including the economic crisis in Asia (our largest market) and fluctuating exchange rates, the exercise prices of many of these options are considerably above the current market value of our stock and no longer provide the incentive intended. By making an offer to exchange these outstanding options for new options that will have an exercise price equal to the market value of the shares on the grant date, we are attempting to provide you with the benefit of owning options that over time may have a greater potential to increase in value and create better performance incentives. However, you should be aware that the new options potentially could have a higher exercise price than the options submitted for cancellation if the market price of our stock increases over the next six months because the new options will not be granted until April 19, 2002 at an exercise price equal to the market price of the stock at such time.

Optionholders Eligible to Participate

          The offer is generally available to any optionholder ("Eligible Optionholders") who:

  as of the date the offer commences and the date on which the tendered options are cancelled, is an employee of Nu Skin or one of its subsidiaries;

  holds options issued under the 1996 Stock Plan and those options have an exercise price of $10.00 per share or more;

  lives or works in Hong Kong, Japan, the Philippines, South Korea, Taiwan or the United States;

  is not a director or member of the executive management committee of Nu Skin; and

  is not, as of the date the offer commences, a holder of options granted to executives of Big Planet, Inc. and Pharmanex, Inc. in connection with the acquisition of those entities by Nu Skin, which options had accelerated vesting upon the attainment of certain performance criteria.

          Unfortunately, because of the cost of regulatory compliance and other factors, and the limited number of optionholders with options at exercise prices over $10.00 in our other markets, we are unable to make this offer to employees in our other markets. If you live or work in any country other than the countries mentioned above, you are not eligible to participate in the offer.

Options that can be Exchanged

          In general, the offer will allow each Eligible Optionholder to tender to Nu Skin for cancellation on October 17, 2001, any options which were granted under the 1996 Stock Plan and have an exercise price of $10.00 or more. If you elect to tender options and such options are accepted and cancelled by Nu Skin, you will receive a promise to grant new options for the same number of shares as your cancelled options, less any exercised shares. The new options will be granted approximately six months and one day after the date Nu Skin cancels your tendered options. The new options will have an exercise price equal to the fair market value on the date of the grant of such options. This offer may be accepted or rejected by you as to each grant or none of your grants.

Significant Terms

Some of the significant terms and conditions of the offer include the following:

         1.          You must elect to tender all options received in a single grant. For example, if you wish to tender options acquired in August 1999 at $12.94 per share, you must tender all of those options; you can not elect to tender only a portion of those options. However, you do not need to elect to tender all option grants with an exercise price of $10.00 per share or more. You have the option of choosing which grants you would like to tender and which grants you would like to retain. For example, if you received options in 1997 (with an exercise price of $20.88 per share) and options in 1999 (with an exercise price of $12.94 per share), you could elect to tender all of the 1997 options but retain all of the 1999 options.

          2.          If you want to tender any options in the exchange, you will need to tender all options granted to you in August 2001 with an exercise price of $6.85 per share (as well as any other options granted to you during the six month period preceding the cancellation of the options, even if those options have exercise prices less than $10.00 per share). In order for Nu Skin to obtain favorable accounting treatment for this exchange offer, no options can be granted to an employee within six months before or after the cancellation of the tendered options.

         3.          In order to receive a new option pursuant to this offer, you must have the same relationship as an employee of Nu Skin, one of its subsidiaries or any successor company in a merger or acquisition (as applicable) on the date the new option is granted as you had on the date the tendered option is cancelled.

         4.          The new options will have the same vesting schedule as the cancelled options, unless you are a vice president or executive officer of Nu Skin who is also an Eligible Optionholder (an "Executive Optionholder"). Therefore, unless your are an Executive Optionholder, you will not lose or gain vesting in the new option. Your option will continue to vest on the same schedule as your cancelled option as if your cancelled option was still in effect. However, if you are an Executive Optionholder, the vesting schedule for the new options will differ from that set forth in the cancelled options. The Executive Compensation Committee of our Board of Directors believed it was important that the new options granted to Executive Optionholders have a new vesting schedule because these optionholders have the most responsibility and control over the success of Nu Skin's operations. For Executive Optionholders, the shares of the cancelled options that would have vested prior to April 17, 2004, will, under the terms of the new options, vest annually over two years from the date of grant. The remaining shares of the cancelled options that would have vested after April 17, 2004, will, under the terms of the new options, vest in accordance with the vesting schedule of the cancelled options.

          The foregoing summary of some of the significant terms of the offer is not a complete description of the terms of the offer. You must refer to the Offer to Exchange for important information concerning the offer and the detailed description of all of the terms of the offer. The Offer to Exchange also contains information concerning risks associated with the offer.

          We also plan to hold several meetings in order to explain the offer and to answer any questions you may have. In addition, you may call Matt Dorny, our Assistant General Counsel, and Nick Starr, our Director of Compensation Programs, with any questions you may have concerning the offer.

Deadline

          All Eligible Optionholders who wish to participate in this option exchange must complete a Nu Skin Enterprises, Inc. Offer to Exchange Options Election Form (the "Election Form") and hand deliver or fax a signed copy to Nick Starr at (801) 345-6099 by October 16, 2001, no later than 5:00 p.m. Mountain Time.

          Attached to this e-mail, you are also receiving a more detailed document entitled the Offer to Exchange Certain Outstanding Options for New Options (generally referred to as the "Offer to Exchange"), explaining the program in greater detail. The information contained in the Offer to Exchange and this memorandum, together with the Election Form, the Notice to Change Election From Accept to Reject and the Promise to Grant Stock Options to be attached to the Offer to Exchange, constitute the entire offer and we strongly urge you to read these documents carefully and to consult your own advisors before deciding whether to participate or not.